UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox and Randall Doud Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Omrix Biopharmaceuticals, Inc. (the "Company") initially filed on November 26, 2008, as amended by Amendment No. 1 thereto filed on December 1, 2008 and Amendment No. 2 thereto filed on December 5, 2008 (the "Statement").  The Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 filed with the Securities and Exchange Commission, to purchase all of the Company's outstanding common stock, par value $0.01 per share (the "Shares"), at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.   Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Subsection (b) of Item 3 entitled “Arrangements with Parent and Purchaser—the Merger Agreement" is hereby amended and supplemented by adding the following text to the end of such subsection:

On December 11, 2008, the Company and Parent received notice from the Antitrust Authority of its consent to the Merger.

Item 8.   Additional Information.

Subsection (c) of Item 8 entitled “Regulatory Approvals—Antitrust Compliance—Israeli Antitrust Compliance” is hereby amended and supplemented by adding the following text to the end of such subsection:

On December 11, 2008, the Company and Parent received notice from the Antitrust Authority of its consent to the Merger.

Item 8 is hereby further amended and supplemented by adding the following text to the end of subsection (i) entitled "Certain Litigation":

As previously disclosed, the plaintiff in Rice v. Omrix Biopharmaceuticals, Inc., et al., Index No. 081603454 sought, by order to show cause, an order from the court permitting him to take discovery on an expedited basis.  The hearing regarding that request, which was scheduled for December 10, 2008, was cancelled when the parties reached an agreement on limited discovery.

On or about December 9, 2008, a complaint was filed in the Supreme Court of the State of New York, County of New York, on behalf of a putative class of holders of Shares.  This suit, captioned Burton v. Ellberger, et al., Index No. 081116452, names as defendants the Company, the members of the

Company's Board of Directors, and Parent.  Like Rice, the complaint alleges that the Company and its directors breached their fiduciary duties to the Company's shareholders by agreeing to the Offer and Merger at an inadequate price and failing to disclose certain purportedly material information about the Offer and Merger, and also alleges that Parent aided and abetted these purported breaches of fiduciary duty.  The complaint seeks a preliminary and permanent injunction against the Offer and the Merger; a declaration that the defendants have breached their fiduciary duties, thus rendering the Merger unlawful; rescission of any consummated part of the Offer or the Merger; full disclosure of all information regarding the Merger; a temporary and permanent injunction against any material business changes to the Company or its assets; an award of interest at the statutory rate; and an award of fees and expenses to the plaintiff's counsel.   The Company and its directors intend to vigorously defend both actions.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.

By:	/s/ Nanci Prado
Name: Nanci Prado
Title: Vice President, General Counsel

Dated: December 11, 2008